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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CIDCO INCORPORATED
(Name of Subject Company)

CIDCO INCORPORATED
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Paul G. Locklin
Chairman, President and Chief Executive Officer
220 Cochrane Circle
Morgan Hill, CA 95037
(408) 779-1162
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
William W. Choe, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/ / Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001, as amended by Amendment No. 1 to such Schedule 14D-9 on October 31, 2001 (the "Schedule 14D-9"), by Cidco Incorporated, a Delaware corporation ("Cidco" or the "Company"), relating to the tender offer by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of EarthLink, Inc., a Delaware corporation ("EarthLink"), to purchase all of the issued and outstanding shares of Cidco common stock, par value $0.01 per share (the "Shares"), at a purchase price of $0.36 per Share, net to the seller in cash, less any withholding taxes, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2001 and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

    Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

Background of the Recommendation

The 8th paragraph under the heading "Background of the Recommendation" is hereby amended and restated as follows:

  "On March 26, 2001, the Company announced in a press release that it had engaged TM Capital Corp. ("TM Capital") to explore strategic alternatives for Cidco, including the possible sale of the Company. Over the next several months, TM Capital conducted a sales process for Cidco, contacting more than 200 potential strategic and financial buyers, none of which other than EarthLink made an offer to acquire the Company."

Reasons for the Recommendation

Subparagraph (i) under the heading "Reasons for the Recommendation" is hereby amended and restated as follows:

  "(i) the business, results of operations, financial condition and future prospects of the Company if it were to retain its current ownership structure, which, in light of the Company's operating losses which were expected to continue in to 2002, the need for significant advertising expenditures into 2002, and the Company's severe capital constraints and lack of sources for additional capital, caused the Board to consider the Offer and the Merger favorably;"

Subparagraph (ii) under the heading "Reasons for the Recommendation" is hereby amended and restated as follows:

  "(ii) the alternatives available to the Company, including (A) continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction, (B) continuing to seek alternative buyers for the Company, (C) continuing to seek financing on acceptable terms from third parties, or (D) liquidating and dissolving the Company, which, in light of the Company's capital requirements, severe capital restraints, and lack of success in locating any other interested buyers or financing, caused the Board to consider the Offer and the Merger favorably;"

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDCO INCORPORATED
By:	/s/ RICHARD D. KENT Richard D. Kent Chief Financial Officer, Chief Operations Officer, Chief Accounting Officer and Corporate Secretary

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  Item 4. The Solicitation or Recommendation.
SIGNATURE